O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  KMANTEL@OLSHANLAW.COM

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November 27, 2024

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Attn: Brian Soares and Perry Hindin

Re:	Nut Tree Capital Management L.P.
Martin Midstream Partners L.P. (“MMLP” or the “Company”)
PREC14A filed November 1, 2024 (the “Proxy Statement”)
Filed by Nut Tree Capital Management L.P. and Caspian Capital L.P. (collectively, the “Investors”)
File No. 000-50056

Dear Messrs. Soares and Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated November 19, 2024 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with the Investors and provide the following responses on the Investors’ behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PREC14A filed November 1, 2024

General

1.	We note the legend at the bottom of page 2 stating that your proxy statement and proxy card are available at a dedicated website. In light of the “furnished” language cited in the previous comment and of the referenced to “the mailing of this Proxy Statement to unitholders” on page 24, please advise us whether the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Furthermore, please revise the legend at the bottom of page 2 to conform with the requirements of Rule 14a-16(d), including the language set forth in Rule 14a- 16(d)(1).

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 27, 2024

The Investors acknowledge the Staff’s comment and advise the Staff that they will not be relying upon Rule 14a-16 to distribute the Proxy Statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). The Investors have revised the Proxy Statement on page 1 to clarify that the Proxy Statement and GOLD proxy card are being mailed to unitholders.

The Investors have revised the legend at the bottom of page 2 to conform with the requirements of Rule 14a-16(d), including the language set forth in Rule 14a- 16(d)(1).

Background of the Solicitation, page 4

2.	We note your reference to Nut Tree and Caspian “having led the refinancing and recapitalization of MMLP” (emphasis added) in 2020 and 2023. With a view towards disclosure, please clarify these entities' respective roles in these transactions. In this regard, we see no reference to either Nut Tree or Caspian in any disclosure or exhibits filed in connection with either transaction.

The Investors acknowledge the Staff’s comment and below provide additional information clarifying its roles in the referenced transactions.

•	In June 2020, MMLP entered into a restructuring agreement with certain holders of its 7.25% senior unsecured notes due 2021 (“7.25% Notes”), including the Investors, providing for the exchange of 7.25% Notes into new 11.50% senior secured second lien notes due 2025, and the backstopping of a rights offering to acquire new 10.00% senior secured 1.5 lien notes due 2024, which helped partially repay the 7.25% Notes. The Investors believe they were among the largest “Supporting Holders” party to the restructuring agreement, and participating in this refinancing.
•	In February 2023, the Company issued $400.0 million aggregate principal amount of 11.50% senior secured second lien notes due 2028, and used the proceeds to repurchase all of its 10.00% senior secured 1.5 lien notes due 2024 and 11.50% senior secured second lien notes due 2025, and repay a portion of the indebtedness under the Company’s credit facility. The Investors believe they were among the largest lenders participating in this refinancing.

Notwithstanding the foregoing, the Investors have revised the Proxy Statement on page 4 to clarify its related disclosure.

Reasons for the Solicitation, page 6

3.	Please disclose, or provide us with, the factual foundation for this assertion that your “interests are fully aligned with all independent MMLP unitholders.” In this regard, we note that you do not appear to beneficially own any MMLP Common Units.

November 27, 2024

The Investors acknowledge the Staff’s comment and below provide additional factual foundation for its assertion regarding the alignment of its interests with other MMLP unitholders. The Investors have economic exposure to Common Units through notional principal amount derivative agreements in the form of cash settled swaps with respect to the Common Units (the “Derivative Agreements”). The Derivative Agreements provide the Investors with economic results that are comparable to the economic results of ownership of Common Units, without providing the Investors or any other Participant with the power to vote or direct the voting or dispose of or direct the disposition of, call for the delivery of or otherwise exercise any rights in respect of, the Common Units that are referenced in the Derivative Agreements. Accordingly, the Investors believe that their economic interests are aligned with other MMLP unitholders not affiliated with MRMC, in that the success of the Investors’ investments depends on the price of the Common Units, incentivizing the Investors to support strategies that maximize the value of the Common Units.

Notwithstanding the foregoing, the Investors have revised the Proxy Statement on page 7 to clarify its related disclosure.

Additional Participant Information, page 22

4.	With a view towards disclosure, please tell us why the first sentence of this section lists those persons who are anticipated to be participants in the proxy solicitation as opposed to the participants in the proxy solicitation. Refer to Item 4 of Schedule 14A.

The Investors acknowledge the Staff’s comment and have revised the Proxy Statement on page 22 to clarify the identity of the participants in the Investors’ anticipated proxy solicitation.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Kenneth S. Mantel

Kenneth S. Mantel